UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Community Alliance, Incv.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

20343Y 109
(CUSIP Number)

Jody M. Walker, Attorney At Law
7841 South Garfield Way
Centennial, CO 80122
(303) 850-7637
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" fort he purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 35804V 204

   1.  Names of Reporting Persons.
       Ruth Daily
----------------------------------------------------------------------
   2.  Check the Appropriate Box if a member of a Group
          (a)
          (b)X
----------------------------------------------------------------------
   3.   SEC USE ONLY
----------------------------------------------------------------------
   4.   Source of Funds
        PF
----------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

----------------------------------------------------------------------
   6.   Citizenship or Place of Organization
        United States
----------------------------------------------------------------------

Number of     |  7.  Sole Voting Power   300,000
Shares        |  8.  Shared Voting Power
Beneficially  |  9.  Sole Dispositive Power
Owned by Each | 10.  Shared Dispositive Power
Reporting     |
Person With   |
-----------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       300,000
-----------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

-----------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
       19.9%
-----------------------------------------------------------------------
  14.  Type of Reporting Person
       IN
-----------------------------------------------------------------------

CUSIP No. 35804V 204

ITEM 1. SECURITY AND ISSUER.
  This Schedule 13D relates to the common stock, par value $0.001 of Community Alliance, Inc., a Nevada corporation (the "Issuer" or the "Company"). The principal office of the Company is located at 4980 Silver Pine Drive, Castle Rock, Colorado 80108.

ITEM 2. IDENTITY AND BACKGROUND.
  This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Ruth Daily. Ms. Daily is a natural person, and her principal occupation is an officer and director of Community Alliance, Inc..

  Ms. Daily has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  Ms. Daily is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
    On September 9, 2008, the board of directors of Fresh Ideas, the parent company, authorized a spin-off of Community Alliance to Fresh Ideas shareholders of record as of September 2008. Under the terms of the spin-off, 1,507,000 shares of Community Alliance's common stock was distributed on a pro-rata basis to each holder of Fresh Idea's common stock on the record date without any consideration or action on the part of the holders. The spin-off was consummated on March 25, 2009. Ms. Daily is the direct holder of 300,000 common shares received through the spin-off

ITEM 4.  PURPOSE OF TRANSACTION.

  (a) Ms. Daily is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. The Company is currently seeking to merge with a private company (the "Potential Acquisition"). Other than the Potential Acquisition, which may result in a change in the current board of directors and management of the Issuer as well as a material change in the Company's business, Ms. Daily has no other present intent to take any action that would result in:
  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;
  (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
  (e) any material change in the present capitalization or dividend policy of the Issuer;
  (f) any other material change in the Company's business or corporate structure;
  (g) changes in the Company's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
  (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, Ms. Daily will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  (a) Ms. Daily beneficially owns 300,000 shares of the Company's common stock, representing 19.9% of the class.
  (b) Ms. Daily has the sole power to vote and dispose of all shares of the Company's common stock held by her.
  (c) No other transactions were effected in the Company's common stock during the last sixty days.
  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Ms. Daily.
  (e) Ms. Daily continues to be the beneficial owner of more than five percent of the outstanding common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
  Not Applicable



SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 28, 2009

/s/Ruth Daily
--------------------------
Ruth Daily